Exhibit 99.1

For immediate release
June 29, 2006
Petro-Canada Increases Offer for Canada Southern Petroleum Ltd.
to $11.00 US Cash Per Share

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta - Petro-Canada today announced its wholly-owned subsidiary, Nosara Holdings Ltd. (Nosara), was increasing the offer price payable for all of the common shares of Canada Southern Petroleum Ltd. (Canada Southern) to $11.00 US cash per share. All Canada Southern shareholders tendering their common shares will receive the increased offer price for their common shares, including shareholders who already tendered common shares to the prior Nosara offer.

The offer has also been extended until 7:00 p.m. (Mountain Daylight Time) on Monday, July 17, 2006, unless further extended or withdrawn. Along with amending and extending the offer, Petro-Canada plans to request that Canada Southern waive the shareholder rights plan adopted by Canada Southern on May 24, 2006. If Canada Southern does not waive the Rights Plan, Petro-Canada will seek a hearing with the Alberta Securities Commission for an order to cease trading on any securities issued or to be issued in connection with the Rights Plan before the expiry time. The offer by Nosara is conditional upon the termination of the Rights Plan at or prior to the expiry time of the offer.

“The Arctic Islands are a strategic, long-term asset for Petro-Canada,” said Kathy Sendall, senior vice-president of Petro-Canada’s North American Natural Gas business. “By acquiring Canada Southern, not only do we add an important piece to our northern portfolio, but we also remove the economic burden of the carried interests - a logical step for future development of these resources. In addition, as the controlling interest holder and as an established operator, it just makes sense that we would consolidate and develop these future resources.”

Petro-Canada has amended its offer such that the company will take up and pay for any common shares deposited to the offer if all of the terms and conditions of the offer, as amended, have been satisfied or waived at or prior to the expiry time.

Petro-Canada expects to mail a Notice of Variation and Extension for the amended offer to Canada Southern shareholders on June 29, 2006. Petro-Canada has been advised by the depository for the offer that a total of 61,587 common shares have been deposited to the offer as of June 28, 2006.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Canada Southern. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was initially filed with the SEC on May 15, 2006. Canada Southern stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Canada Southern stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Kingsdale Shareholder Services Inc., the Information Agent for the offer, at 1-866-639-8089.

For more information please contact:

Media & general inquiries:	Investor and analyst inquiries:
Roderick Thornton	Gord Ritchie
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-3555	Tel: (403) 296-7691
Cell: (403) 870-1449	Cell: (403) 870-7374

Pam Tisdale
Investor Relations
Petro-Canada (Calgary)
Tel: (403) 296-4423
Cell: (403) 606-3982